UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 15, 2010
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated July 15, 2010.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: July 15, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY LNG PARTNERS L.P.
ANNOUNCES DIRECT EQUITY PLACEMENT

Hamilton, Bermuda, July 15, 2010 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it has agreed to sell approximately 1.7 million common units to an institutional investor for net proceeds, including its general partner’s proportionate capital contribution, of approximately $51 million. The common units are being sold pursuant to a registration statement previously filed and declared effective by the Securities and Exchange Commission. The Partnership intends to use the net proceeds from the sale for general partnership purposes, which may include funding newbuilding deliveries or future vessel acquisitions. The sale is expected to close on July 16, 2010. After this sale, the Partnership will have approximately 54.1 million common units outstanding.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from at the SEC’s website at www.sec.gov or from Corporate Secretary, Teekay LNG Partners L.P., 4th Floor Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
About Teekay LNG
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) and liquefied petroleum gas (LPG) shipping sectors shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its fleet of 15 LNG carriers, three LPG carriers and 11 conventional crude oil tankers.
Teekay LNG’s’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: + 1 (604) 609-6442
Web site: www.teekaylng.com
- end -